12/3/07



UN
SECURITIES ANI
Washi

07008369

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8-41503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Avenue Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G Gavlick CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 3 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/1/6

FIFTH AVENUE SECURITIES, INC.
AUDIT REPORT

DECEMBER 31, 2006

CONTENTS

PART I

PART II

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

February 6, 2007

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited the accompanying statement of financial condition of Fifth Avenue Securities, Inc., as of December 31, 2006 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Fifth Avenue Securities, Inc.'s managements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fifth Avenue Securities, Inc. as of December 31, 2006 and the results of it's operations, cash flows and stockholder's equity for the year then in conformity with accounting principles generally accepted in the United States of America.



STEPHEN G. GAVLICK
Certified Public Accountant

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current Assets:		
Cash and Certificate of Deposit	$ 23,148	
Accounts Receivable	8,106	
Total Current Assets		$ 31,254
Total Assets		$ 31,254

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable	$ 7,668	
Total Current Liabilities		$ 7,668
Total Liabilities		$ 7,668
Shareholders' Equity:		
Common Stock ($100 par value 10,000 shares authorized, 140 shares issued and outstanding)	$ 14,000	
Retained Earnings	9,586	23,586
Total Liabilities and Shareholders' Equity		$ 31,254

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions		$ 61,123
Interest Income		463
Total Income		$ 61,586
EXPENSES		
Commissions	$ 50,164	
Accounting	1,500	
Outside Services	1,105	
Registration Fees	900	
Rent	5,400	
Office Expense	1,118	
Bank Charges	60	
Taxes and Licenses	901	61,148
NET INCOME		$ 438

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. – 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 – (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Shares	Stock Amount	Retained Earnings	Total Shareholders' Equity
Balance December 31, 2005	140	$ 14,000	$ 9,148	$ 23,148
Net Income			438	438
Balance, December 31, 2006	140	$ 14,000	$ 9,586	$ 23,586

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net Income	$ 438
Accounts Receivable	16,328
Accounts Payable	(3,332)
Net Cash provided from Operating Activities	13,434
Net increase in Cash	13,434
Cash at Beginning of Year	9,714
Cash at End of Year	$ 23,148

Statement of Supplemental Information

Taxes Paid	$ 800

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 **Organization**

Fifth Avenue Securities, Inc. (the Company), was incorporated in January 1986 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers.

NOTE 2 **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the Computation of Net Capital Requirements following these Notes to Financial Statements.

NOTE 3 **Reserve Requirement under Rule 15c3-3**

The company claims an exemption from the computation of the reserve requirement, pursuant to Rule 15c3-3 paragraph k(2)(i), as of December 31, 2006.

NOTE 4 **Possession or control Requirement under Rule 15c3-3**

The Company claims an exemption from the possession or control requirements, pursuant to Rule 15c3-3 paragraph k(2)(i), as of December 31, 2006.

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total Shareholder Equity	$ 23,586
NET CAPITAL	23,586
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6 2/3% of net aggregate indebtedness	511
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Amounts)	5,000
EXCESS CAPITAL	18,586
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities	7,668
Percentage of Aggregate Indebtedness to Net Capital	33%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 23,586
VARIANCE	- 0 -
NET CAPITAL	$ 23,586

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

February 6, 2007

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Fifth Avenue Securities, Inc., for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g)in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verification, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



STEPHEN G. GAVLICK
Certified Public Accountant

END